Exhibit 99.1

Nano Dimension Announces Closing of $3.5 Million Public Offering

NESS ZIONA, ISRAEL – February 7, 2020 – Nano Dimension Ltd., a leading additive manufactured electronics (AME) provider (Nasdaq, TASE: NNDM), today announced the closing of its previously announced underwritten public offering of 2,333,000 American Depositary Shares (“ADS”), at a price per ADS to the public of $1.50. The gross proceeds to the Company from this offering were $3,499,500, before deducting underwriting discounts, commissions and other offering expenses, and excluding the exercise of the over-allotment option, if any. Nano Dimension has granted the underwriter a 45-day option to purchase up to 333,700 additional ADSs to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions.

ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book-running manager for the offering.

Nano Dimension intends to use the proceeds of the offering for building up its sales and marketing infrastructure and headquarters in the United States, working capital and general corporate purposes.

This offering was made pursuant to an effective shelf registration statement on Form F-3 (No. 333-217173) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering have been filed with the SEC and are available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, Telephone: (877) 436-3673; Email: prospectus@think-equity.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor Integrated Circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com, the content of which is not a part of this press release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the possible offering of additional American Depositary Shares and the intended use of proceeds. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to, and the closing of, the offering, as well as those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

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